UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
			         (Amendment No. 1)

                                  Omnicare, Inc.
                                 (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

                                    681904108
                                  (CUSIP Number)

                                 December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 681904108


       1.    Names of Reporting Persons.

             Brahman Capital Corp.

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		 5.  Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power:   8,217,562
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 8,217,562

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             8,217,562

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.19%

       12.   Type of Reporting Person (See Instructions) CO


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                               CUSIP No. 681904108


       1.    Names of Reporting Persons.

             Brahman Management, L.L.C.

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		 5.  Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power:   4,879,668
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power:  4,879,668

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             4,879,668

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 4.27%

       12.   Type of Reporting Person (See Instructions) OO

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                               CUSIP No. 681904108


       1.    Names of Reporting Persons.

             Robert J. Sobel

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       		 5.  Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power:   8,217,562
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 8,217,562

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

             8,217,562

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.19%

       12.   Type of Reporting Person (See Instructions) IN

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				CUSIP No. 681904108


       1.    Names of Reporting Persons.

             Mitchell A. Kuflik

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

              	 5.  Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power:   8,217,562
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 8,217,562

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

             8,217,562

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.19%

       12.   Type of Reporting Person (See Instructions) IN

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				CUSIP No. 681904108


       1.    Names of Reporting Persons.

             Peter A. Hochfelder

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

              	 5.  Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power:  8,217,562
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 8,217,562

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

             8,217,562

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.19%

       12.   Type of Reporting Person (See Instructions) IN

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Item 1.  (a)  Issuer: Omnicare, Inc. (the "Company")

Item 1.  (b)  Address of Issuer's Principal Executive Offices:

	      100 East RiverCenter Boulevard
              Suite 1600
	      Covington, Kentucky 41011

Item 2.  (a)  Name of Person Filing:

	      This statement is filed by:

	      (i) Brahman Capital Corp. (the "Investment Manager"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by certain investment funds to which the Investment Manager serves as investment manager (collectively, the "Brahman Funds");

	      (ii) Brahman Management, L.L.C. (the "General Partner"), which serves as the general partner of certain investment funds (the "Domestic Brahman Funds"), with respect to the shares of Common Stock directly held by the Domestic Brahman Funds;

	      (iii) Robert J. Sobel, who serves as a principal of the Investment Manager and a managing member of the General Partner, with respect to the shares of Common Stock directly held by each of the Brahman Funds;

	      (iv) Mitchell A. Kuflik, who serves as a principal of the Investment Manager and a managing member of the General Partner, with respect to the shares of Common Stock directly held by each of the Brahman Funds; and

	      (v) Peter A. Hochfelder, who serves as a principal of the Investment Manager and a managing member of the General Partner, with respect to the shares of Common Stock directly held by each of the Brahman Funds.

	      The foregoing persons are hereinafter sometimes collectively referred
	      to as the "Reporting Persons."  The filing of this statement should
	      not be construed as an admission that any of the Reporting Persons
	      is, for the purposes of Section 13 of the Act, the beneficial owner
	      of the Common Stock reported herein.

         (b)  Address of Principal Business Offices:

              655 Third Avenue
	      11th Floor
	      New York, New York 10017

         (c)  Citizenship:

              Please refer to Row 4 of the cover page for each Reporting Person

         (d)  Title of Class of Securities:

              Common Stock, $1 par value per share (the "Common Stock")

         (e)  CUSIP Number: 681904108

Item 3.  Not Applicable

Item 4.  Ownership

	 The information as of the filing date required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

	 The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission on October 25, 2011, states that as of September 30, 2011 there were 114,341,314 shares of Common Stock outstanding. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 114,341,314 shares of Common Stock outstanding.

Item 5.  Ownership of Five Percent or Less of a Class

	 Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired
	 the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012
                                       Brahman Capital Corp.

                                       By: /s/ Richard Grossman
                                       --------------------------
                                       Name:  Richard Grossman
                                       Title: General Counsel

                                       Brahman Management, L.L.C.

                                       By: /s/ Richard Grossman
                                       --------------------------
                                       Name:  Richard Grossman
                                       Title: General Counsel

				       By: /s/ Robert J. Sobel
                                       --------------------------
                                       Name:  Robert J. Sobel

				       By: /s/ Mitchell A. Kuflik
                                       --------------------------
                                       Name:  Mitchell A. Kuflik

                                       By: /s/ Peter A. Hochfelder
                                       --------------------------
                                       Name:  Peter A. Hochfelder

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			   JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A, dated February 14, 2012, (the "Schedule 13G/A"), with respect to the Common Stock of Omnicare, Inc. is filed, and all amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February 2012.
                                       Brahman Capital Corp.

                                       By: /s/ Richard Grossman
                                       --------------------------
                                       Name:  Richard Grossman
                                       Title: General Counsel

                                       Brahman Management, L.L.C.

                                       By: /s/ Richard Grossman
                                       --------------------------
                                       Name:  Richard Grossman
                                       Title: General Counsel

				       By: /s/ Robert J. Sobel
                                       --------------------------
                                       Name:  Robert J. Sobel

				       By: /s/ Mitchell A. Kuflik
                                       --------------------------
                                       Name:  Mitchell A. Kuflik

                                       By: /s/ Peter A. Hochfelder
                                       --------------------------
                                       Name:  Peter A. Hochfelder
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